                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D


             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No.     )*


                      FREEREALTIME.COM, INC.
                         (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE
                    (Title of Class of Securities)

                             356870105
                           (CUSIP Number)

                        Jerry M. Gluck, Esq.
                        Jefferies Group, Inc.
                  11100 Santa Monica Boulevard
                            11th Floor
                        Los Angeles, CA  90025
                           (310) 914-1300
      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                           August 15, 2000
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rules 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 356870105                                        PAGE 2 OF 16 PAGES

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jefferies & Company, Inc.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                    / /
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             a Delaware corporation (USA)
------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                       2,166,667
  BENEFICIALLY            ----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                       - 0 -
    REPORTING             -----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                  2,166,667
                          -----------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                                  - 0 -
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,166,667
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       18.5% at Aug. 15, 2000
                       14.0% at Feb. 12, 2001
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       BD
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 356870105                                            PAGE 3 OF 16

                                 SCHEDULE 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jefferies Group, Inc.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             AF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                     / /
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             a Delaware corporation (USA)
-------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                       2,166,667
  BENEFICIALLY            -----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                       - 0 -
    REPORTING             -----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                  2,166,667
                          -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                  - 0 -
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,166,667
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       18.5% at Aug. 15, 2000
                       14.0% at Feb. 12, 2001
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       HC
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 356870105                                              PAGE 4 OF 16

                     STATEMENT PURSUTANT TO RULE 13D-1 OF THE

                     GENERAL RULES AND REGULATIONS UNDER THE

                    SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


The information furnished in response to each Item of Schedule 13D is incorporated by reference in each other Item of this Schedule.

Item 1.  Security and Issuer.

            The title of the class of equity securities to which this statement relates is:

            Common Stock, $.01 par value per share

            The name of the issuer of such securities and the address of its principal executive office are:

            Freerealtime.com, Inc. (the "Company")
            26880 Laguna Hills Drive, Suite 200
            Aliso Viejo, California 92656

            The Company is incorporated under the laws of the State of Delaware.

Item 2.  Identity and Background.

            Name and business address of each person filing this statement:

            Jefferies & Company, Inc. ("Jefco")
            11100 Santa Monica Boulevard
            Los Angeles, CA  90025

            Jefferies Group, Inc. ("Group")
            11100 Santa Monica Boulevard
            Los Angeles, CA  90025

            Jefco is a wholly owned subsidiary of Group engaged in investment banking, securities brokerage and trading, and other financial services. Group is a publicly held company (trading symbol "JEF"), of which Jefco is its principal operating company.

            The names of the directors and executive officers of Group (who control Jefco) and certain related information are set forth on Schedule I hereto.

            During the last five years, neither Reporting Person nor any of the persons named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The Reporting Persons are each incorporated under the laws of the state of Delaware.

CUSIP No. 356870105                                              PAGE 5 OF 16

Item 3.  Source and Amount of Funds or Other Consideration.

            On August 15, 2000, the Company sold 1,314,286 shares to Jefco and an additional 590,476 shares to two limited liability companies of which Jefco is the managing member and of which equity interests are owned by Jefco and employees of Jefco and its subsidiaries (the "LLCs"). Jefco paid $3,450,000, out of its working capital to purchase such shares, and the LLCs paid an aggregate of $1,550,000 out of their working capital to purchase such shares. At the same date, the Company granted to Jefco a warrant to purchase 261,905 shares (the "Warrant") in partial compensation for Jefco's services in the placement of Company equity securities completed on August 15, 2000.

Item 4.  Purpose of Transaction.

            In May 2000, the Company engaged Jefco as its financial advisor and lead placement agent in connection with the sale of up to $20 million of Company equity securities. On August 15, 2000, the Company sold in a private offering approximately $10 million of its Common Stock, at $2.625 per share, including the sales to Jefco and the LLCs described in Item 3 above. The
Company granted the Warrant to Jefco in partial compensation for Jefco's services as placement agent in connection with the offering.

            Jefco and the LLCs purchased the shares for investment and in connection with a proposed strategic alliance between Jefco and the Company. In August 2000, Jefco entered into a letter of intent with the Company under which the Company and Jefco plan a broad-based alliance to provide internet-based financial transaction services and to jointly market investment information services, including the distribution of public and private securities by Jefco and DigitalOffering.com, the Company's online distribution portal. The proposed alliance contemplates the issuance of additional Company Common Stock to Jefco in exchange for its contribution of technology resources, including licenses of existing trading systems as well as ongoing development resources for co-developed trading tools and execution services. In this regard, Jefco currently expects to receive an additional $2.5 million worth of shares of Company common Stock upon execution of a definitive Consulting and Development Agreement, in payment for which Jefco will provide services during a two-year period to the Company. Additionally, the proposed alliance will include certain joint marketing and selling arrangements for the Company's products and services.
The parties will share revenues and fees generated in future periods from the proposed alliance activities, and the proposed arrangement provides that Jefferies may receive its share of revenues in shares of Company common stock in lieu of cash.

            Under the terms of the Subscription and Share Purchase Agreement between Jefco and the Company, dated as of August 15, 2000 (the "Subscription Agreement"), the Company is required to nominate a person designated by Jefco to be a member of the Company's Board of Directors at stockholders' meetings thereafter so long as Jefco or its affiliates continue to hold at least 500,000 shares of the Company's Common Stock. At present, Robert
M. Werle, Managing Director of Jefco, and Michael Alex, Senior VP e-Business of Jefco, are directors of the Company. The description herein of the Subscription Agreement is qualified in its entirety by the terms of the Subscription Agreement, which is incorporated herein by reference.

CUSIP No. 356870105                                              PAGE 6 OF 16

            Except as discussed herein, the Reporting Persons have no plans or proposals of the type referred to in Item 4(a) through (j) of Schedule 13D. The Reporting Persons (including the LLCs) retain the right to change their investment intent, to acquire additional shares of Common Stock from time to time (including but not limited to as discussed above in connection with the strategic alliance) or to sell or otherwise dispose of all or part of the shares of Common Stock beneficially owned by them in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.

            At August 15, 2000, Jefco beneficially owned a total of 2,166,667 shares of the Company's common stock, representing approximately 18.5% of the outstanding class at that date. (All information herein as to the number of shares outstanding is based on disclosures by the Company in its filings with the Securities and Exchange Commission (the "Commission").) Jefco's beneficial ownership includes the following: 1,314,286 shares held directly, 590,476 shares held by the two LLCs of which Jefco is the manager, and 261,905 shares as to which Jefco has a right to acquire pursuant to the Warrant. The Warrant is exercisable at any time during its five-year term, at an exercise price equal to $2.625 per share.

            At February 12, 2001, Jefco continued to beneficially own the shares set forth in the preceding paragraph, representing approximately 14.0% of the then outstanding class of Common
Stock.

            As discussed above, Jefco currently expects to acquire an additional $2.5 million worth of shares of the Company's
Common Stock in connection with the execution of a definitive agreement relating to the strategic alliance.

            Group, as the parent company of Jefco, may be deemed to beneficially own, indirectly, the shares of the Company's Common
Stock beneficially owned by Jefco. Group does not beneficially own shares of the Company's Common Stock other than through Jefco.

            The numbers of shares of Common Stock as to which the Reporting Persons each have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, and shared power to dispose or direct the disposition are set forth on the cover page to this
Schedule 13D, and such information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relation-ships With Respect to the Securities of the Issuer.

            Jefco and the LLCs are parties to an Investor Rights Agreement, dated as of August 15, 2000, with the Company which entitles them to certain registration rights with respect to the 1,904,762 shares purchased on August 15, 2000. The Company has filed a registration statement with the Securities and Exchange Commission, which has not yet become effective, registering the offer and sale of such shares and certain other shares held by certain stockholders of the Company. The description herein of the Investor Rights Agreement is qualified in its entirety by the terms of the Investor Rights Agreement, which is incorporated herein by reference. Jefco has been issued the Common Stock Purchase Warrant, which provides registration rights with respect to the shares purchasable by exercise of the Warrant.

Item 7.  Material to be Filed as Exhibits.

       (1) Subscription and Share Purchase Agreement dated as of August 15, 2000, by and among Freerealtime.com, Inc., a Delaware corporation, Jefferies & Company, Inc., and certain other Investors listed therein, which is incorporated by reference to
Exhibit 10.1 to the Current Report on Form 8-K filed by Freerealtime.com, Inc. with the Commission on August 30, 2000.

       (2) Investor Rights Agreement dated as of August 15, 2000, by and among Freerealtime.com, Inc., a Delaware corporation, Jefferies & Company, Inc., and certain other Investors listed therein, which is incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Freerealtime.com, Inc. with the Commission on August 30, 2000.

       (3)  Form of Freerealtime.com, Inc. Common Stock Purchase
Warrant, evidencing the right of Jefco to purchase 261,905 shares of Company Common Stock.

CUSIP No. 356870105                                              PAGE 7 OF 16


                            SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

            The filing of this Schedule 13D and amendments thereto, and the statements herein and therein, shall not be construed as an admission that Group or Jefco has an economic interest in the shares held by the LLCs, except to the extent of Jefco's interest as a member of each LLC, or that Group or Jefco or any other person is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial ownership of any of the securities described herein or therein.

February 16, 2001

                                        Jefferies & Company, Inc.


                                        By:Judith K. Otamura-Kester
                                          Judith K. Otamura-Kester
                                           Assistant Secretary

                                        Jefferies Group, Inc.


                                        By:Judith K. Otamura-Kester
                                           Judith K. Otamura-Kester
                                           Assistant Secretary

CUSIP No. 356870105                                              PAGE 8 OF 16


                           SCHEDULE I

The following sets forth information with respect to the executive officers and directors of Jefferies Group, Inc.
("Group").  Such persons also control Jefferies & Company, Inc.:

Frank E. Baxter, Chairman of the Board, Director, and beneficial owner of approximately 6.6% of the outstanding class of Group common stock; Richard B. Handler, Chief Executive Officer and Director; John C. Shaw, Jr., President, Chief Operating Officer, and Director; Richard G. Dooley, Director; Frank J. Macchiarola, Director; Sheldon B. Lubar, Director; W. Patrick Campbell, Director; Michael L. Klowden, Vice Chairman; Jerry M. Gluck, Secretary and General Counsel; Joseph A. Schenk, Chief Financial Officer; and Maxine Syrjamaki, Controller. Each of the above individuals is employed by Group and/or Jefferies & Company, Inc., except (i) Mr. Lubar, who is currently Chairman of the Board of Lubar & Co. Incorporated, 700 N. Water Street, Suite 1200, Milwaukee, WI 53202, an investment banking firm, (ii) Mr. Macchiarola, who is currently the President of St. Francis College, 180 Remsen St., Brooklyn Heights, NY 11201, and serves as special counsel to the law firm of Tannenbaum, Halpern, Syracuse & Hirschtritt LLP, (iii) Mr. Dooley, who is retired, and (iv) Mr. Campbell, who is Chairman and Chief Executive Officer of Magex, Inc., 520 Madison Avenue, New York, NY 10022.

In addition, The Jefferies Group, Inc. Employee Stock Ownership Plan (the "ESOP") is the beneficial owner of approximately 17.2% of the outstanding common stock of Group. The terms of the ESOP provide for the voting rights associated with the shares held by the ESOP to be passed through and exercised exclusively by the participants in the ESOP to the extent that such securities are allocated to a participant's account. As of December 31, 2000, 3,942,259 shares of Group common stock held in the ESOP Trust were allocated to the accounts of ESOP participants, and 297,911 shares of Group common stock held in the ESOP Trust were held in a leveraged account for future use. The ESOP and the Trustee of the ESOP (Wells Fargo Bank) may be deemed to have shared dispositive power over the shares held by the ESOP. The Board of Directors of the Company appoints the members of the committee which serves as the Plan Administrator of the ESOP. Messrs. Frank E. Baxter, Joseph A. Schenk and Melvin W. Locke, Jr., Director of Human Resources of Jefco, presently serve on the committee. Each of these individuals disclaims beneficial ownership of the Group shares held by the ESOP except those shares allocated to his ESOP account.

Except as otherwise stated above, the business address of each person named above is c/o Jefferies Group, Inc., 11100 Santa Monica Boulevard, 11th Floor, Los Angeles, CA 90025, and each natural person is a citizen of the United States of America.

CUSIP No. 356870105                                              PAGE 9 OF 16

                                                                Exhibit (3)


THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE WARRANT UNDER SUCH ACT AND APPLICABLE LAWS OR SOME OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND APPLICABLE LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
Void after August 14, 2005

                      FREEREALTIME.COM, INC.

                  COMMON STOCK PURCHASE WARRANT

                        __________________

     This Common Stock Purchase Warrant (the "Warrant") is issued to Jefferies & Company, Inc., a Delaware corporation and its registered assigns (hereinafter called the "Holder") from Freerealtime.com, Inc. (the "Company").

     1. Issuance of Warrant. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Holder is hereby entitled, pursuant to the terms of this Warrant, to purchase from the Company Two Hundred Sixty One Thousand Nine Hundred and Five (261,905) fully paid and nonassessable shares of the Company's Common Stock, par value $0.01 per share (the "Warrant Shares") for cash at a price of $2.625 per share (the "Exercise Price") at any time or from time to time up to and ending at 5:00 p.m. Los Angeles time on August 14, 2005 (the "Expiration Date"). The Exercise Price and the number of Warrant Shares purchasable hereunder are subject to adjustment as provided herein.

     2.    Method of Exercise; Payment; Issuance of New Warrant.
Subject to Section 1 hereof, the purchase right represented by this Warrant may be exercised by the Holder, in whole or in part, by:

          2.1. The surrender of this Warrant (with the Notice of Exercise form attached hereto as Attachment A and the Investment Representation Statement attached hereto as Attachment B, both duly executed) at the principal office of the Company; and

          2.2. The payment to the Company, by check or wire transfer, of an amount equal to the then applicable Exercise
Price per share multiplied by the number of Warrant Shares then being purchased.

     If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable hereunder. Upon receipt by the Company of this Warrant and such notice of exercise, together with the aggregate Exercise Price, at such office, or by the stock transfer agent or warrant agent of the Company at its office, the Holder shall be deemed to be the holder of record of the applicable Warrant Shares, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder. The Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of the Warrant Shares.

     3. Stock Fully Paid; Reservation of Warrant Shares. All shares of stock which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof. During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved for the purpose of issue upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of shares of its stock to provide for the exercise of the rights represented by this Warrant. In the event that there is an insufficient number of Warrant Shares reserved for issuance pursuant to the exercise of this Warrant, the Company will take appropriate action to authorize an increase in the capital stock to allow for such issuance or similar issuance acceptable to the Holder.

CUSIP No. 356870105                                              PAGE 10 OF 16

     4. Adjustment of Exercise Price and Number of Warrant Shares. Prior to the Expiration Date, the Exercise Price and the number of Warrant Shares purchasable upon the exercise of the Warrant are subject to adjustment from time to time upon the occurrence of any of the events enumerated in this Section. In the event that the Company shall at any time prior to the Expiration Date (A) declare a dividend on Common Stock in shares or other securities of the Company, (B) split or subdivide the outstanding Common Stock, (C) combine the outstanding Common Stock into a smaller number of shares, or (D) issue by reclassification of its Common Stock any shares or other securities of the Company, then, in each such event, (x) the number of Warrant Shares purchasable upon exercise of the Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of such shares or other securities of the Company which the Holder would have owned or have been entitled to receive after the happening of any of the events described above had the Warrant been exercised immediately prior to the happening of such event (or, if applicable, immediately prior to the record date with respect thereto) and (y) the Exercise Price per Warrant Share payable upon exercise of the Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such event by a fraction, the numerator of which shall be the number of Warrant Shares purchasable upon the exercise of the Warrant immediately prior to such event, and the denominator of which shall be the number of Warrant Shares purchasable immediately after such event. Such adjustments shall be made whenever and each time any of the events listed above shall occur.

     5. Fractional Warrant Shares. No fractional Warrant Shares will be issued in connection with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor upon the basis of the Exercise Price then in effect.

     6.   Compliance with Securities Act; Non-transferability of
Warrant; Disposition of Shares of Stock.

          6.1. Compliance with Securities Act. The Holder, by acceptance hereof, agrees that this Warrant and the Warrant Shares are being acquired for investment and that the Holder will not offer, sell or otherwise dispose of this Warrant or any Warrant Shares except under circumstances which will not result in a violation of the Securities Act of 1933, as amended (the "Act"). Upon exercise of this Warrant, the Holder hereof shall confirm in writing, in the form of Attachment B, that the Warrant Shares so purchased are being acquired for investment and not with a view toward distribution or resale. In addition, the Holder shall provide such additional information regarding such Holder's financial and investment background as the Company may reasonably request. This Warrant and all Warrant Shares (unless registered under the Act) shall be stamped or imprinted with a legend in substantially the following form:

          "THESE SECURITIES HAVE NOT BEEN REGISTERED
          UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
          OR ANY APPLICABLE STATE SECURITIES LAWS AND
          MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR
          HYPOTHECATED IN THE ABSENCE OF A REGISTRATION
          STATEMENT IN EFFECT WITH RESPECT TO THESE
          SECURITIES UNDER SUCH ACT AND APPLICABLE LAWS
          OR SOME OTHER EXEMPTION FROM THE REGISTRATION
          REQUIREMENTS OF SUCH ACT AND APPLICABLE LAWS
          OR AN OPINION OF COUNSEL SATISFACTORY TO THE
          COMPANY THAT SUCH REGISTRATION IS NOT
          REQUIRED."

          6.2. Transferability of Warrant. This Warrant may not be transferred or assigned in whole or in part without (i) the prior written consent of the Company and (ii) compliance with applicable federal and state securities laws; provided, however, that the Warrant may be transferred without the prior written consent of the Company in the following transactions:

CUSIP No. 356870105                                              PAGE 11 OF 16

          (a) A transfer of the Warrant in whole by a Holder who is a natural person during such Holder's lifetime or on death by will or intestacy to such Holder's immediate family or to any custodian or trustee for the account of such Holder or such Holder's immediate family. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Holder.

          (b) A transfer of the Warrant in whole to the Company or to any stockholder of the Company.

          (c) A transfer of the Warrant in whole or in part to a person who, at the time of such transfer, is, or is an affiliate of, an officer or director of the Company.

          (d) A transfer of the Warrant in whole pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of a corporate Holder or pursuant to a sale of all or substantially all of the stock or assets of a corporate Holder.

          (e) A transfer of the Warrant in whole to a parent, subsidiary or affiliate of a Holder.

          (f) A transfer of the Warrant in whole by a Holder which is a limited or general partnership to any of its partners or former partners.

          6.3. Disposition of Warrant Shares. With respect to any offer, sale or other disposition of any Warrant Shares prior to registration under the Act of such shares, the Holder and each subsequent Holder of this Warrant agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such Holder's counsel, if reasonably requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state law then in effect) of such Warrant Shares and indicating whether or not under the Act certificates for such shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to ensure compliance with the Act; provided, however, that no such opinion of counsel or no action letter shall be necessary for a transfer without consideration by a Holder which is a partnership to a partner of such partnership, so long as such transfer is made pursuant to the terms of the partnership agreement, or to the transfer by gift, will or intestate succession by the Holder to his or her spouse or lineal descendants or ancestors or any trust for the benefit of any of the foregoing if the transferee agrees in writing to be subject to the terms hereof to the same extent as if he/she were an original Holder hereunder. Notwithstanding the foregoing, such Warrant Shares may be offered, sold or otherwise disposed of in accordance with Rule 144 promulgated under the Act.

     7.   Registration Rights.

          7.1. Piggyback Registration. If at any time, or from time to time, the Company shall determine to register any of its equity securities, either for its own account or other holders, other than (i) a registration relating solely to employee benefit plans, or (ii) a registration relating solely to a transaction identified in Rule 145(a) of the Act, the Company will promptly give written notice thereof to the Holder and include in such registration (and any related qualifications including compliance with Blue Sky laws), and in any underwriting involved therein, all the Warrant Shares requested to be included therein by the Holder.

CUSIP No. 356870105                                              PAGE 12 OF 16

     If the registration of which the Company gives notice is for a registered public offering involving a firm commitment underwriting, the Company shall so advise the Holder as a part of the written notice. In such event, the right of the Holder to registration shall be conditioned upon the Holder's participation in such underwriting. All persons proposing to distribute their securities through such underwriting shall (together with the Company and the Holder distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. Notwithstanding any other provision of this
Section 7.1, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit or exclude the securities to be included in such registration. The Company shall so advise the Holder requesting to be included in the registration and underwriting, and the number of shares of securities that may be included in the registration and underwriting shall be allocated among all the persons requesting to be included in the registration and underwriting in proportion, as nearly as practicable, to their respective amounts of securities proposed to be registered at the time of filing the registration statement.

          7.2. S-3 Registration. In case the Company shall receive from the Holder a written request that the Company file a registration statement on Form S-3 (or any successor form to Form S-3) for a public offering of the Warrant Shares, the Company shall use its reasonable commercial efforts to cause such Warrant Shares to be registered for the offering on such form and to cause such Warrant Shares to be qualified in such jurisdictions as such Holder may reasonably request. If such offer is to be an underwritten offer, the underwriters must be acceptable to both the Holder and the Company.

     Notwithstanding the foregoing, the Company shall not be obligated to take any action pursuant to this Section 7.2 (i) if the Company is not then currently eligible to use Form S-3 for purposes of registering the Warrant Shares, (ii) following the filing of, and for 180 days immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a transaction listed in Rule 145(a) of the Act or with respect to an employee benefit plan), provided that the Company is actively employing its reasonable commercial efforts to cause such registration statement to become effective, (iii) after the Company has effected one registration pursuant to this Section
7.2 and such registration has been declared effective, or (iv) if the Company shall furnish to the Holder a certificate signed by the President of the Company stating that, in the good faith judgment of the Board of Directors, it would be seriously detrimental to the Company or its stockholders for a registration statement to be filed in the near future, then the Company's obligation to use its reasonable commercial efforts to file a registration statement shall be deferred one or more times for a period or periods not to exceed 90 days in length in any 12-month period.

          7.3. Expenses of Registration. All registration expenses, exclusive of underwriting discounts and selling commissions, incurred in connection with the registrations pursuant to Sections 7.1 and 7.2 shall be borne by the Company.

          7.4. Registration Procedures. In the case of each registration effected by the Company pursuant to Sections 7.1 and 7.2, the Company will keep the Holder advised in writing as to the initiation of such registration and as to the completion thereof. The Company will:

               (a) Prepare and file with the Securities and Exchange Commission a registration statement with respect to such securities and use its reasonable commercial efforts to cause such registration statement to become and remain effective for at least 120 days or until the distribution described in the registration statement has been completed;

CUSIP No. 356870105                                              PAGE 13 OF 16

               (b) Furnish to the Holder and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such persons may reasonably request in order to facilitate the public offering of such securities;

               (c) Prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

               (d) Use its reasonable commercial efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holder, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions; and

               (e)  Notify the Holder at any time when a
prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of circumstances then existing.

          7.5. Indemnification. The Company will indemnify the Holder, each of such Holder's officers and directors and partners, and each person controlling the Holder within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the Act, the Exchange Act, state securities laws or any rule or regulation promulgated under such laws applicable to the Company in connection with any such registration, and the Company will reimburse the Holder, each of such Holder's officers and directors, and each person controlling such Holder, for any legal and any other expenses reasonably incurred, as such expenses are incurred, in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder or controlling person, and stated to be specifically for use therein.

     The Holder will, if Warrant Shares held by such Holder are included in the securities as to which such registration is being effected, indemnify the Company, each of its directors and officers, other holders of the Company's securities covered by such registration statement, each person who controls the Company within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of the Act, the Exchange Act, state securities laws or any rule or regulation promulgated under such laws applicable to the Holder, and will reimburse the Company, such other Holders, such directors, officers, persons, underwriters or control persons for any legal or any other expenses reasonably incurred, as such expenses are incurred, in connection with investigating or defending any such claim, loss, damage, liability or action, but only to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with information furnished to the Company by the Holder. Notwithstanding the foregoing, the liability of the Holder under this subsection shall be limited in an amount equal to the public offering price of the shares sold by such Holder (less any underwriting discounts and commissions associated with such shares), unless such liability arises out of or is based on willful misconduct or fraud by the Holder.

CUSIP No. 356870105                                              PAGE 14 OF 16


     Each party entitled to indemnification under this Section
7.5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which there is a conflict of interest or there are separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party (whose consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnified Party shall consent to the entry of judgment or enter into any settlement for which indemnification is sought without the Indemnifying Party's consent, such consent not to be unreasonably withheld.

     Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

     8. Rights of Stockholders. Except as otherwise provided herein, no Holder of this Warrant shall be entitled, by virtue of its ownership of this Warrant, to vote or receive dividends or be deemed the holder of stock or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the Holder of this Warrant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant has been exercised and the Warrant Shares shall have become deliverable, as provided herein.

     9. Governing Law. The terms and conditions of this Warrant shall be governed by and construed in accordance with California law.

     10. Miscellaneous. The headings in this Warrant are for purposes of convenience and reference only, and shall not be deemed to constitute a part hereof. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the Company and the registered Holder. All notices and other communications from the Company to the Holder shall be delivered by hand or mailed by first-class registered or certified mail, postage prepaid, to the address furnished to the Company in writing by the Holder.

     IN WITNESS WHEREOF, FREEREALTIME.COM, INC. has caused this
Warrant to be executed by its officers as of the date hereof.

Dated:         _____________________



                              FREEREALTIME.COM, INC., a Delaware
                              corporation


                              By:
                              Name:
                              Title:

CUSIP No. 356870105                                              PAGE 15 OF 16

                             ATTACHMENT A

NOTICE OF EXERCISE

TO:  Freerealtime.com, Inc.,

     1. The undersigned hereby elects to purchase ____________ shares of stock of Freerealtime.com, Inc., pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full, together with all applicable transfer taxes, if any.

     2. Please issue a certificate or certificates representing said shares of stock in the name of the undersigned or in such other name as is specified below:

          Name:
          Address:




     3. The undersigned represents that the aforesaid shares of stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares. In support thereof, the undersigned has executed an Investment Representation Statement attached hereto as Attachment B.


                              HOLDER


                              By:
                              Name:
                              Title:

Date:

CUSIP No. 356870105                                              PAGE 16 OF 16

                                     ATTACHMENT B

INVESTMENT REPRESENTATION STATEMENT



PURCHASER :

COMPANY    :   FREEREALTIME.COM, INC.

SECURITY   :

AMOUNT     :   $

DATE      :

In connection with the purchase of the above-listed securities and underlying stock (the "Securities"), I, the Purchaser, represent to the Company the following:

          (a) I am aware of the Company's business affairs and financial condition, and have acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities. I am purchasing these Securities for my own account for investment purposes only and not with a view to, or for the resale in connection with, any "distribution" thereof for purposes of the Securities Act of 1933 ("Securities Act").

          (b) I understand that the Securities have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of my investment intent as expressed herein. In this connection, I understand that, in the view of the Securities and Exchange Commission ("SEC"), the statutory basis for such exemption may be unavailable if my representation was predicated solely upon a present intention to hold these Securities for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the market price of the Securities, or for a period of one year or any other fixed period in the future.

          (c) I further understand that the Securities must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from registration is otherwise available. Moreover, I understand that the Company is under no obligation to register the Securities. In addition, I understand that the certificate evidencing the Securities will be imprinted with a legend which prohibits the transfer of the Securities unless they are registered or such registration is not required in the opinion of counsel for the Company.

          (d) I am aware of the provisions of Rule 144, promulgated under the Securities Act, which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions.

          (e) I further understand that at the time I wish to sell the Securities there may be no public market upon which to make such a sale.

          (f) I further understand that in the event all of the requirements of Rule 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rule 144 is not exclusive, the Staff of the SEC has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.



                              HOLDER



                              By:
                              Name:
                              Title:


Date: